SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Act of 1934

(Amendment No. 1)*

AMAYA INC.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

02314M108

(CUSIP Number)

David Baazov

c/o

Ahaka Inc.

2000 Avenue McGill College, Suite 600

Montréal, QC, H3A 3H3

Telephone: (514) -992-9294

(Name, address and telephone number of person authorized to receive notices and communications)

November 14, 2016

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 02314M108

1	NAME OF REPORTING PERSONS David Baazov
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,951,547 (1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 24,951,547 (1)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,951,547 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Includes options to acquire an aggregate of 387,500 common shares.
(2)	Based on 144,875,427 common shares issued and outstanding, as reported by Amaya Inc. in its Management’s Discussion and Analysis for the three and six months ended June 30, 2016, as furnished to the SEC on August 12, 2016 as Exhibit 99.3 to its Form 6-K.

ITEM 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends certain Items of the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission (the “SEC”) on February 1, 2016. Capitalized terms used herein but not defined herein have the respective meanings ascribed thereto in the Original 13D. Except as set forth below, all Items contained in the Original 13D are unchanged.

This Amendment is filed with respect to the common shares, no par value (“Common Shares”), of Amaya Inc., a corporation incorporated under the laws of Quebec, Canada (the “Issuer” or “Amaya”). The principal executive offices of the Issuer are located at 7600 TransCanada Highway, Pointe-Claire, Québec H9R 1C8, Canada and the Corporation’s telephone number is +1 (514) 744-3122.

ITEM 2.	Identity and Background

(b) The Reporting Persons’ residence address is c/o Ahaka Inc., 2000 Avenue McGill College, Suite 600.

(c) The Reporting Person’s principal occupation is as a private investor.

ITEM 3.	Source and Amount of Funds or Other Consideration

In connection with the Proposal (as defined in Item 4 to this Amendment), the Reporting Person has entered into binding equity commitment letters (the “Equity Commitment Letters”) with each of Head and Shoulders Global Investment Fund SPC – HS Special Event Segregated Portfolio, Goldenway Capital SPC- Special Event SP, Ferdyne Advisory Inc. and KBC Aldini Capital Limited (collectively, the “Equity Financing Sources”). Pursuant to the Equity Commitment Letters, comprising aggregate commitments equal to $3.65 billion, each of the Equity Financing Sources has committed to contribute capital to a to-be-formed special-purpose vehicle led by the Reporting Person (“BidCo”) for the purpose of acquiring Amaya.

ITEM 4.	Purpose of Transaction.

On November 14, 2016, the Reporting Person delivered to Amaya’s Chairman of the Board of Directors a proposal on behalf of BidCo, not subject to any due diligence or financing conditions (the “Proposal”), to acquire 100% of the common shares of Amaya for CAD$24 per share on the terms and subject to the conditions set forth in the Proposal (the “Proposed Transaction”). Additionally, as set forth in the Proposal, BidCo is prepared to provide a US$200.0 million deposit (the “Deposit”) into escrow upon execution of a definitive agreement in respect of the Proposed Transaction; and, in the event Amaya’s US$400.0 million deferred payment (the “Deferred Payment”) obligation to the previous owners of Oldford Group Limited becomes due (the “Deferred Payment Date”) prior to the closing of the Proposed Transaction, BidCo will cause the Deposit to be released from escrow five days prior to the Deferred Payment Date and converted into a one-year structurally subordinated debt obligation to fund the Deferred Payment, such amount to be convertible into equity following the closing of the Proposed Transaction.

The foregoing description of the Proposal is only a summary and is qualified in its entirety by reference to the full text of the Proposal, which is filed as Exhibit 99.1 to this Amendment and incorporated by reference in this Item 4.

ITEM 5.	Interest in Securities of the Issuer.

Name and Title of Beneficial Owner	Number of Outstanding Common Shares Beneficially Owned		Percentage of Outstanding Common Shares(1)
David Baazov	24,951,547	(2)	17.2%

(1)	Based on 144,875,427 Common Shares issued and outstanding, as reported by Amaya in its Management’s Discussion and Analysis for the three and six months ended June 30, 2016, as furnished to the SEC on August 12, 2016 as Exhibit 99.3 to Amaya’s Form 6-K.
(2)	Includes options to acquire an aggregate of 387,500 Common Shares.

The Reporting Person’s responses to cover page Items 7 through 10 of this Amendment, including the footnotes thereto, are incorporated by reference in this Item 5.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information contained in Item 3 of this Amendment is incorporated by reference in this Item 6.

ITEM 7.	Material to be Filed as Exhibits

Exhibit Number	Description

99.1	Proposal, dated November 14, 2016

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2016	/s/ David Baazov
David Baazov

EXHIBIT INDEX

Exhibit Number	Description

99.1	Proposal, dated November 14, 2016